FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month July, 2005

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -              .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Press Release regarding strategic tie-up between Thomson and VSNL to develop Media & Entertainment activities in India

2.	Intimation of Meeting of the Board of Directors of the Company scheduled to be held on 28th July, 2005

3.	Press Release dated July 25, 2005 regarding VSNL’s acquisition of Teleglobe

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on September 29, 2004. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By :		s/d Satish G. Ranade
Name	:	Satish G. Ranade
Title	:	Company Secretary & Vice-President(Legal)

Date: July 25, 2005

EXHIBIT 1

Press Release

Thomson and Tata Indicom to Develop Media & Entertainment Activities in India

through a strategic agreement with Videsh Sanchar Nigam Ltd

Paris, France/Mumbai, India - July 19th, 2005 – Thomson (Euronext 18453; NYSE: TMS) has entered into a partnership with India’s premier Telecom and Internet Service Company, VSNL (NYSE: VSL), part of the USD 17 billion Tata Group. Under the agreement, Thomson and VSNL will jointly explore opportunities, and intend to combine their respective expertise to offer high quality services and new technologies to the Indian media and entertainment market.

Through the partnership, Thomson gains a foothold in the Indian market and will leverage the reputation of the House of Tatas, the brand recognition of Tata Indicom and VSNL’s expertise and presence to grow its broadcast, network and telecom activities. The move is in line with Thomson’s Two-Year Plan to grow revenues by €1.5 - €2 billion by the end of 2006 and to broaden the Group’s Media & Entertainment client base, notably in Asia.

VSNL, one of the largest international bandwidth providers in the world, provides International & Domestic Long Distance, Internet services and end-to-end enterprise telecommunication solutions. Thomson’s expertise in digital video technologies will offer significant benefits to VSNL and the companies will explore new opportunities in managing and delivering content for third parties, including broadcasters and content providers, aiming to offer leading edge solutions to VSNL’s Media & Entertainment customers in India. Similarly, Thomson believes opportunities will open up for its Grass Valley broadcast and network activity and its Technicolor business, which provide services to media content creators and distributors.

In addition, Thomson and VSNL will explore development of end-to-end solutions for network operators, such as optimised satellite transmission as well as content management and distribution solutions like digital cinema, based on Thomson’s world-leading position in solutions and access products.

“Our partnership with Tata/VSNL brings exciting opportunities for Thomson and expands our presence in India, a market of strategic importance to us,” said Frank Dangeard, Chairman & CEO of Thomson. “In the short-term, we will reap the benefits of working with VSNL, one of India’s leading telecom groups, and our cooperation should provide a solid basis for future growth in Thomson’s other core Media & Entertainment activities, such as services for content creators, from post-production to digital cinema.”

“The Media and Entertainment sector in India has seen unprecedented growth in the recent past primarily due to the increasing appetite of the Indian consumer, the potential for which is growing by the day. It is therefore a challenging task for service providers like us to provide state-of-the-art solutions which facilitate opportunities for growth for our Media and Entertainment Customers from this sector”, said Mr. N. Srinath, Director (Operations), VSNL. “This agreement with Thomson will enable us to offer an unmatched suite of leading edge solutions and services on diverse technology platforms to Media and Entertainment enterprises, resulting in a superior experience for the end consumer”.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group is the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is India’s leading provider of International Telecommunications and Internet Services and the first telecom service provider in the world to get the prestigious TL 9000 certification. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence, VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet, net telephony and has an Internet/Broadband subscriber base of over 800,000 subscribers.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For more information please contact:

Thomson

Press Relations

Martine Esquirou	+33 1 41 86 58 51	martine.esquirou@thomson.net
Julie Dardelet	+33 1 41 86 65 24	julie.dardelet@thomson.net

Investor Relations

Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

VSNL

Press Relations

Gaurav Wahi	+91 22 56568787	gaurav@vccpl.com

EXHIBIT 2

Satish Ranade

Company Secretary & VP (Legal)

HQ/CS/CL.24B/11538

13 July 2005

Sir,

Sub: Unaudited Financial Results (Provisional) for the quarter and three months ended 30 June 2005.

In accordance with the Clause 41 of the Listing Agreement it is hereby informed that a Meeting of the Board of Directors of the Company is scheduled to be held on 28 July 2005 to consider and take on record Unaudited Financial Results (Provisional) for the quarter ended 30 June 2005.

Thanking you

Yours faithfully,

For Videsh Sanchar Nigam Limited

Satish Ranade

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No.(22) 22722061, 22721072

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos. : 2497 29 93.

4)	Mr. Vijay Bhojwani, The Bank of New York. Fax No.2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki,Director, New York Stock Exchange, Fax No: (212) 656-5071 /72 / Madhu Kannan, Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Mr. Hitendra Patil, Vice President (Operations), Central Depository Services (India) Limited. Fax : 2267 3199.

8)	Mr. Harish Abhichandani, for SEC filing requirements. Fax 1934.

EXHIBIT 3

MEDIA CONTACT :

Gaurav Wahi
Vaishnavi
91-22-56568787/ 9223302179
gaurav@vccpl.com

VSNL TO ACQUIRE TELEGLOBE FOR $ 239 Million

Acquisition Will Make VSNL a Tier-1 Global Wholesale Voice and Data Player

and Complement Recent Acquisition of Undersea Cable Network

MUMBAI, 25 July 2005 Videsh Sanchar Nigam Limited (VSNL) (NYSE: VSL), India’s leading provider of international telecommunications and Internet services, today announced that the company has agreed to acquire Teleglobe International Holdings Ltd. (NASDAQ: TLGB), a leading provider of wholesale voice, data, IP and mobile signaling services. The acquisition would be carried out through the amalgamation of Teleglobe with a VSNL subsidiary in Bermuda. The acquisition value would be $ 239 million, comprising assumption of debt and payment of $ 4.50 per share to Teleglobe shareholders.

The acquisition, which remains subject to Teleglobe shareholder approval and government consents in various countries, would give VSNL access to an extensive global network that reaches more than 240 countries and territories with advanced voice, data and signaling capabilities and ownership interests or capacity in more than 80 subsea and terrestrial cables. VSNL would also access more than 200 direct and bilateral agreements with leading voice carriers, many of which are the incumbent carriers within their countries or large international wireless service providers. Headquartered in Hamilton, Bermuda with a large operating center in Montreal, Canada, Teleglobe also has more than 1,400 wholesale customers and carries over 13 billion minutes of voice traffic globally.

“VSNL’s vision is to become a leading global player in wholesale voice and bandwidth and enterprise data services,” said Mr. N Srinath, Director on the Board of VSNL. “This agreement, coupled with the TGN acquisition and recently announced plans to expand into new markets, will move us closer to the size and network breadth needed to achieve this goal.”

VSNL is part of the $17 billion Tata Group, India’s largest industrial conglomerate. Earlier this month, VSNL announced the completion of the TGN acquisition, a state-of-the-art undersea cable network that spans 60,000 kms (37,280 miles) and the continents of North America, Europe and Asia. TGN was previously owned and operated by Tyco.

Srinath said, “Teleglobe’s high quality assets and established international expertise offered an ideal opportunity to enhance our telecommunications customer solutions over the long term. This strategic transaction creates a highly complementary combination of Teleglobe’s extensive wholesale Voice VoIP/TDM network, Global Tier 1 IP Network, and deep customer base with VSNL’s integrated telecom services to strengthen our position as a leading international telecoms provider.”

“By integrating Teleglobe into VSNL’s operations, we would be in a position to provide carrier and enterprise customers with services that would complement our recent TGN acquisition and other growth initiatives in India and elsewhere, perfectly,” said Mr. Vinod Kumar, President, VSNL International.

Teleglobe acquired Voice over Internet Protocol (VoIP) leader ITXC Corp. in May 2004.

Standard Chartered Bank acted as exclusive financial advisor to VSNL, in connection with the transaction. Kelley Drye and Warren served as counsel to VSNL.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

With its recent acquisition of Tyco’s global submarine network, VSNL provides seamless connectivity across the globe to carriers and enterprises. VSNL has 30 Points of Presence in 12 countries in North America, Europe and Asia. VSNL also has business operations in Sri Lanka and Nepal and is soon entering South Africa.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high speed broadband, dial-up Internet and net telephony, and has an Internet / Broadband subscriber base of over 800,000 subscribers.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

About Teleglobe

Teleglobe International Holdings Ltd is a leading provider of international voice, data, Internet and mobile roaming services with over 50 years of industry expertise in international telecommunications. Teleglobe became a public company trading on the NASDAQ under the symbol TLGB with the acquisition of Voice over IP (VoIP) network leader ITXC Corp. on June 1, 2004.

Teleglobe owns and operates one of the world’s most extensive telecommunications networks, reaching over 240 countries and territories with advanced voice, mobile, and data services. Teleglobe is the carrier of choice to more than 1,400 wholesale customers representing the world’s leading telecommunications, mobile operators and Internet service providers.

With an annual run-rate of over 13 billion minutes, and a significant portion of the world’s Internet traffic, Teleglobe’s network is consistently ranked among the most robust and reliable, performing at the high end of industry standards. Detailed information about Teleglobe is available on the company’s web site at www.teleglobe.com.

# # #

Forward-looking and cautionary statements:

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.